EXHIBIT 99.1

RedHill Biopharma Announces YELIVA® (ABC294640) Abstract Presentation at the 2017 Cholangiocarcinoma Foundation Annual Conference

  The abstract, to be presented at the upcoming 2017 Cholangiocarcinoma Foundation Annual Conference, describes positive findings from non-clinical studies and the Phase I clinical study with YELIVA® (ABC294640), suggesting that YELIVA® may be an effective drug for the treatment of cholangiocarcinoma
  A Phase I study with YELIVA® in patients with advanced solid tumors successfully met its primary and secondary endpoints
  Of the three cholangiocarcinoma patients in the Phase I study, one patient had a sustained partial response (Overall Survival (OS) = 20.3 months) and the other two had stable disease (OS = 17.6 and 16.3 months)
  YELIVA® is a proprietary, first-in-class, orally-administered sphingosine kinase-2 (SK2) selective inhibitor, with anti-cancer and anti-inflammatory activities
  RedHill is pursuing several Phase I/II clinical studies with YELIVA® in the U.S., targeting multiple oncology and inflammatory indications, some of which are supported by National Cancer Institute (NCI) grants awarded to Apogee Biotechnology and U.S. universities

TEL-AVIV, Israel, Jan. 06, 2017 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for gastrointestinal and inflammatory diseases and cancer, today announced the presentation of an abstract relating to YELIVA®, the Company’s proprietary, first-in-class, orally-administered sphingosine kinase-2 (SK2) selective inhibitor, at the 2017 Cholangiocarcinoma Foundation Annual Conference, on February 2, 2017, in Salt Lake City, UT.

The abstract, entitled ‘Targeting Sphingosine Kinase-2 for the Treatment of Cholangiocarcinoma (CCA)’1, was authored by scientists from the Mayo Clinic, Apogee Biotechnology Corp. (Apogee), the Medical University of South Carolina (MUSC) and RedHill. It will be presented by one of its authors, Dr. Lewis R. Roberts, M.B., Ch.B., Ph.D, a gastroenterologist and hepatologist at Mayo Clinic and the External Co-Chair of The Cancer Genome Atlas (TCGA) Cholangiocarcinoma Project of the National Cancer Institute (NCI).

The authors of the abstract assessed the effects of YELIVA® on cholangiocarcinoma cells in culture and in patients in the Phase I clinical study with YELIVA®, concluding that the findings from these studies suggest that YELIVA® may be an effective drug for the treatment of cholangiocarcinoma. Cholangiocarcinoma (bile duct cancer) is a highly lethal malignancy for which there is a need for more effective systemic treatments. Surgery with complete resection remains the only curative therapy for cholangiocarcinoma, however only a minority of patients are classified as having a resectable tumor at the time of diagnosis2.

RedHill announced in June 2016 that the final results from the Phase I study with YELIVA® in patients with advanced solid tumors confirmed that the study, conducted at MUSC Hollings Cancer Center, successfully met its primary and secondary endpoints, demonstrating that the drug is well-tolerated and can be safely administered to cancer patients at doses that provide circulating drug levels that are predicted to have therapeutic activity.

Of the three patients with cholangiocarcinoma in the Phase I study, one subject achieved a sustained partial response (Overall Survival (OS) = 20.3 months) and the other two subjects had stable disease (OS = 17.6 and 16.3 months).

YELIVA® is a Phase II-stage, proprietary, first-in-class, orally-administered sphingosine kinase-2 (SK2) selective inhibitor with anticancer and anti-inflammatory activities, targeting multiple oncology, inflammatory and gastrointestinal indications. By inhibiting the SK2 enzyme, YELIVA® blocks the synthesis of sphingosine 1-phosphate (S1P), a lipid signaling molecule that promotes cancer growth and pathological inflammation.

A Phase II study with YELIVA® for the treatment of advanced hepatocellular carcinoma (HCC) was initiated at MUSC Hollings Cancer Center. The study is supported by a $1.8 million grant from the NCI, awarded to MUSC, which is intended to fund a broad range of studies on the feasibility of targeting sphingolipid metabolism for the treatment of a variety of solid tumor cancers, with additional support from RedHill.

A Phase Ib/II study with YELIVA® for the treatment of refractory or relapsed multiple myeloma was initiated at Duke University Medical Center. The study is supported by a $2 million grant from the NCI Small Business Innovation Research Program (SBIR) awarded to Apogee, in conjunction with Duke University, with additional support from RedHill.

A Phase I/II clinical study evaluating YELIVA® in patients with refractory/relapsed diffuse large B-cell lymphoma was initiated in June 2015 at the Louisiana State University Health Sciences Center in New Orleans and was recently amended to address overall recruitment prospects. The study will now also include Kaposi sarcoma patients. The study is supported by a grant from the NCI awarded to Apogee, with additional support from RedHill.

A Phase Ib study to evaluate YELIVA® as a radioprotectant for prevention of mucositis in head and neck cancer patients undergoing therapeutic radiotherapy is planned to be initiated in the first half of 2017.

Additional Phase I/II studies with YELIVA® for other indications are in various stages of preparation.

About YELIVA® (ABC294640):
YELIVA® (ABC294640) is a Phase II-stage, proprietary, first-in-class, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor with anti-cancer and anti-inflammatory activities. RedHill is pursuing with YELIVA® multiple clinical programs in oncology, inflammatory and gastrointestinal indications. By inhibiting the SK2 enzyme, YELIVA® blocks the synthesis of sphingosine 1-phosphate (S1P), a lipid signaling molecule that promotes cancer growth and pathological inflammation. SK2 is an innovative molecular target for anticancer therapy because of its critical role in catalyzing the formation of S1P, which is known to regulate cell proliferation and activation of inflammatory pathways. YELIVA® was originally developed by U.S.-based Apogee Biotechnology Corp. and completed multiple successful pre-clinical studies in oncology, inflammation, GI and radioprotection models, as well as the ABC-101 Phase I clinical study in cancer patients with advanced solid tumors. The Phase I study included the first-ever longitudinal analysis of plasma S1P levels as a potential pharmacodynamic (PD) biomarker for activity of a sphingolipid-targeted drug. The administration of YELIVA® resulted in a rapid and pronounced decrease in S1P levels, with several patients having prolonged stabilization of disease. The development of YELIVA® was funded to date primarily by grants and contracts from U.S. federal and state government agencies awarded to Apogee Biotechnology Corp., including the U.S. National Cancer Institute, the U.S. Department of Health and Human Services’ Biomedical Advanced Research and Development Authority (BARDA), the U.S. Department of Defense and the FDA Office of Orphan Products Development.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is a specialty biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill has a U.S. co-promotion agreement with Concordia for Donnatal®, a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis. RedHill’s clinical-stage pipeline includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study and a completed proof-of-concept Phase IIa study for multiple sclerosis; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA® (ABC294640) - a Phase II-stage, orally-administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally-administered uPA inhibitor, targeting gastrointestinal and other solid tumors and (vii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015. More information about the Company is available at: www.redhillbio.com.

1 The abstract was authored by Lewis R. Roberts, Xiwei Ding, Melanie B. Thomas, Carolyn D. Britten, Mark L. Levitt, Lynn W. Maines and Charles D. Smith

2 Banales JM et al. Expert consensus document: Cholangiocarcinoma: current knowledge and future perspectives consensus statement from the European Network for the Study of Cholangiocarcinoma (ENS-CCA), Nat Rev Gastroenterol Hepatol. 2016;13:261–280.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to establish and maintain corporate collaborations; (vi) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (vii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (viii) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (ix) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (x) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xi) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xii) competitive companies and technologies within the Company’s industry; and (xiii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2016. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com